CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CORNERSTONE TOTAL RETURN FUND, INC.

Under Section 805 Of The Business Corporation Law

The undersigned, being an authorized officer of CORNERSTONE TOTAL RETURN FUND, INC. (the "Corporation"), does hereby certify:

FIRST. The name of the Corporation is Cornerstone Total Return Fund, Inc. It was formed under the name Excelsior Income Shares, Inc.

SECOND. The Certificate of Incorporation was filed with the Department of State of New York on March 16, 1973. Certificates of Amendment of the Certificate of Incorporation were filed on December 31, 2001, December 22, 2008 and December 26, 2014 with the Department of State of New York.

THIRD. Article Fourth of the Certificate of Incorporation, which sets forth the authorized shares of capital stock of the Corporation, is amended to add an additional 50,000,000 shares of common stock to the exiting 50,000,0000 shares of common stock to make a total of 100,000 000 shares of common stock. Article Fourth is amended to read as follows:

“FOURTH: The aggregate number of shares of capital stock which the Company shall have the authority to issue is one hundred million (100,000,000) shares of common stock, all of one class of the par value of one cent ($.01) per share.”

FOURTH. The foregoing Article Fourth of this Certificate of Amendment of the Certificate of Incorporation was authorized by a unanimous vote of the Board of Directors, at a meeting held on February 9, 2018, followed by the vote of the holders of a majority of the outstanding shares entitled to vote thereon at a meeting of the stockholders held on April 17, 2018.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this day 6th of June, 2018.

CORNERSTONE TOTAL RETURN FUND, INC.

By:	/s/ Ralph W. Bradshaw

Ralph W. Bradshaw

President